Filed by IBS Interactive, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  IBS Interactive, Inc.
Commission File No.  333-46762


This following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, the termination of the combination, the consequences of the termination of the combination, costs related to the combination, inability to further develop and achieve commercial success for each of Infonautics' and IBS' respective businesses and business strategy as a result of the termination of the combination, the number of registered users and reach of each company's web sites, the deployment of each company's respective resources following the termination of the combination, sustainability as stand alone companies, and strategic or other opportunities for Infonautics and IBS. Such statements are based on the current expectations of each company's respective management and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors that could affect either Infonautics or IBS financial results is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward-looking statements.


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY IBS INTERACTIVE, INC. ON NOVEMBER 10, 2000


FOR IMMEDIATE RELEASE

INFONAUTICS, IBS INTERACTIVE AND FIRST AVENUE VENTURES MUTUALLY AGREE TO TERMINATE STRATEGIC COMBINATION

KING OF PRUSSIA, Pa. and CEDAR KNOLLS, N.J., Nov. 10 /PRNewswire/ -- Infonautics, Inc. (Nasdaq: INFO - news), IBS Interactive, Inc. (Nasdaq: IBSX - news) and First Avenue Ventures, Inc. today announced that they have mutually agreed to terminate the reorganization agreement to create a publicly-held venture technology company. No party will receive a breakup fee as a result of the termination. The companies previously announced the strategic combination on July 31, 2000.

Rich Masterson, Chief Executive Officer of First Avenue Ventures, Van Morris, Chief Executive Officer and President of Infonautics, and Nicholas Loglisci, Chairman and Chief Executive Officer of IBS Interactive, jointly commented "After evaluating the proposed combination in light of changing market conditions, we have concluded that it is in the best interests of our respective shareholders, companies, and employees to terminate the reorganization agreement at this time."

ABOUT IBS INTERACTIVE

IBS Interactive, Inc. (Nasdaq: IBSX - news) provides comprehensive e-Business and information technology (IT) solutions to businesses and organizations. Professional services include programming and applications development, network services, consulting and training. Web-site hosting services include shared and co-location hosting. Internet access services include dedicated lease lines, dial-up and digital subscriber line (DSL) Internet access. IBS Interactive was founded in 1995 and is headquartered in Cedar Knolls, NJ.

ABOUT INFONAUTICS

Infonautics, Inc. (Nasdaq: INFO - news) is a pioneering provider of personalized information agents and Internet sites. The Infonautics Network of Web properties includes the award-winning Company Sleuth, Sports Sleuth, Job Sleuth and
Entertainment Sleuth sites. The Infonautics Network also includes Search and Reference Media sites consisting of Electric Library, eLibrary Tracker, Encyclopedia.com and NewsDirectory.com. The Electric Library site was the first reference site of its type on the Internet, and is one of the largest paid subscription sites on the Web, with approximately 100,000 paying subscribers. Infonautics was founded in 1992 and is headquartered in King of Prussia, PA.

ABOUT FIRST AVENUE VENTURES,  INC.

First Avenue Ventures is a Philadelphia-based private equity and management consulting firm. The company was established by Rich Masterson, founder and former president of Internet professional services leader US Interactive, in partnership with Cross Atlantic Capital Partners, founded by Don Caldwell (former president of Safeguard Scientifics) and Glenn Reiger (former Safeguard Scientifics Executive). Cross Atlantic Capital Partners (XACP) is a venture capital management firm operating several venture funds, including the Cross Atlantic Technology Fund and The Co-Investment 2000 Fund L.P.

    Contacts:

    Infonautics, Inc.
    Van Morris, 610-971-8840, ext. 1254, vmorris@infonautics.com
    Bob Wright, 610-971-8840 ext. 1296, bwright@infonautics.com
    Ken Dennard, 713-529-6600, kdennard@easterly.com

    IBS Interactive, Inc.
    Nick Loglisci, 973-285-2600, ext. 209, nloglisci@interactive.net Howard Johnson, 973-285-2600, ext. 277, hjohnson@interactive.net

    First Avenue Ventures
    Jim DeLorenzo, 610-296-3450, jim@jhdenterprises.com

This news release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, the termination of the combination, the consequences of the termination of the combination, costs related to the combination, inability to further develop and achieve commercial success for each of Infonautics' and IBS' respective businesses and business strategy as a result of the termination of the combination, the number of registered users and reach of each company's web sites, the deployment of each company's respective resources following the termination of the combination, sustainability as stand alone companies, and strategic or other opportunities for Infonautics and IBS. Such statements are based on the current expectations of each company's respective management and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors that could affect either Infonautics or IBS financial results is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward-looking statements.

INFONAUTICS and COMPANY SLEUTH are registered trademarks of Infonautics, Inc. or its subsidiaries. SPORTS SLEUTH, JOB SLEUTH, ENTERTAINMENT SLEUTH, ENCYCLOPEDIA.COM, and NEWSDIRECTORY.COM are trademarks of Infonautics, Inc. or its subsidiaries.

Digital Fusion is a trademark of IBS Interactive, Inc.

All other trademarks and service marks are the properties of their respective owners.